October 9, 2015

VIA EDGAR SUBMISSION

Mr. Kevin W. Vaughn

Accounting Branch Chief

Office of Financial Services II

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Banco Santander (Brasil) S.A.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed April 30, 2015

File No. 001-34476

Dear Mr. Vaughn:

On behalf of Banco Santander (Brasil) S.A. (“Santander Brasil” or the “Bank”), we hereby submit Santander Brasil’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 28, 2015 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) of Santander Brasil.

We set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander Brasil’s responses are to pages in the filed version of the 20-F. We have also italicized our proposed changes to our consolidated financial statements that we expect to include in future filings.

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Form 20-F for Fiscal Year Ended December 31, 2014

Business Overview, page 30

Loan Portfolio, page 74

1.	We note from your disclosure on page F-101 in your rating tools discussion, that you use proprietary internal rating models to measure the credit quality of a given customer or transaction, that each rating relates to a certain probability of default or non-payment, determined on the basis of the customer’s historical experience, with the exception of certain portfolios classified as “low default portfolios” and rating/scores models are used in your loan approval and risk monitoring process. We also note from your methodology for impairment losses discussion on page 81 that you use a probability of default to estimate your provisions for loan losses. In an effort to provide transparency into the credit quality of your loan portfolio, please expand your disclosure in future filings to include a table that presents your loan portfolio by internal risk rating, including the related probability of default.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that the Bank believes it should not be required to disclose its probability of default parameters because it considers this information to be of a strategic nature. The disclosure of such information may reveal the instruments and methods used by the Bank in managing the risks associated with its portfolio, which we believe may adversely affect the Bank’s competitive position. For example, we believe that further disclosure of our probability of default parameters would provide other lenders in the market with guidance on the Bank’s internal policies, credit models and customer behavioral data that the Bank uses for growing its portfolio and managing loss with respect thereto. However, in an effort to provide additional transparency regarding the credit quality of our loan portfolio, we will revise our disclosure in future filings as shown below to include a table presenting a breakdown of our portfolio by internal risk rating at certain indicated dates, substantially in the following form:

At December 31,
	2015	2014
(in millions of reais)
Internal risk rating
Low	—	—
Medium-low	—	—
Medium	—	—
Medium-high	—	—
High	—	—
Loans and advances to customers, gross	—	—

Note 1. Introduction, Basis of Presentation of the Consolidated Financial Statements and Other Information, page F-10

b) Basis for Consolidation, page F-12

2.	We note from your disclosure in Appendix I – Subsidiaries of Banco Santander (Brasil) S.A. on page F-119, that various investment funds, in which you hold no ownership interest, are consolidated based upon your effective control. Please tell us and revise your basis of consolidation policy in future filings to discuss the terms of your contractual relationships with these investment funds that effectively gives you control. Additionally, as part of your response, discuss how these terms differ from the contractual relationships with off-balance sheet funds under management as disclosed on page F-83, including your related principal or agent consideration.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that our consolidation policy for investment funds considers those funds over which we have effective control in accordance with IFRS 10 because either the Bank or its subsidiaries, is (a) exposed to, or has rights, to variable returns from its holding of participation interests in the funds and has the ability to affect those returns through its power over the fund, (b) acts as principal over the funds and (c) holds the participation interests in the funds. We further clarify that under Brazilian regulation, the participation interests held in investment funds are not considered “ownership” and therefore, under Brazilian regulation, we technically have no ownership interest. This is the reason why we stated that the Bank consolidates a legal vehicle over which it holds no “ownership interest.” However, there is no other form of interest or holding in such funds than such participation interests. Accordingly, in the interest of clarity for our investors and the market, in future filings we will describe our participation in such funds as if it constituted ownership in such funds.

The funds which are described on page F-83 of our financial statements are those to which the Bank provides services as a fund manager, though the Bank does not hold any substantial participation interests in these funds and does not act as principal over the funds, and therefore these funds are not accounted for on the Bank’s balance sheet. Accounting practices in relation to such funds are described in note 2.w on page F-27 of our financial statements.  For these funds, management fees are recorded under “fee and commission income” in our consolidated income statement, but these funds managed by us are not recorded in our consolidated balance sheets since the related assets are owned by third parties. Moreoever, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal.

We will revise our disclosure in future filings to clarify the basis of our consolidation policy for these investment funds as follows:

2. Accounting policies and measurement bases

b) Basis of consolidation

III. Investment Funds

These include investment funds in which the Santander Group companies hold a substantial participation interest or the entirety of the participation interests and are therefore exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund, in accordance with IFRS 10.

42. Other disclosures

b) Off-balance-sheets funds under management

Santander Brasil has under its management investment funds for which we do not hold any substantial participation interests and we do not act as principal over the funds, and therefore no ownership in such funds.Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreoever, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal. See note 2.w for further information in this respect.

The detail of off-balance-sheets funds managed by the Bank is as follows:

Thousands of Reais	2015	2014

Funds under management	̶	̶
Total	̶	̶

e) Measurement of Financial Asset and Liabilities and Recognition of Fair Value Changes, page F-16

3.	We note your disclosure of financial asset and liabilities carried at fair value classified within the fair value hierarchy on page F-18. Tell us how you complied with the disclosure requirements for financial assets and liabilities not measured at fair value within paragraph 97 of IFRS 13 as it requires you to disclose the level of the fair value hierarchy within which the fair value measurement is categorized (Level 1, 2 or 3) and a description of the valuation techniques and inputs used pursuant to paragraphs 93(b) and (d).

Response:

We acknowledge the Staff’s comment and advise the Staff that a description of the valuation techniques and inputs we use for valuing financial assets and liabilities not measured at fair value is set forth on page F-86. In future filings, we intend to present the fair value hierarchy within which the fair value measurement is categorized for assets and liabilities not measured at fair value, together with a description of our valuation techniques and inputs in substantially the following form:

42. Other disclosures

f) Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

The Bank’s financial liabilities, except for financial liabilities held for trading and those measured at fair value, are measured at their carrying amount in the consolidated balance sheets.

i) Financial assets measured at other than fair value

The following table presents a comparison of the carrying amounts of the Bank’s financial assets measured at other than fair value and their respective fair values at year-end:

Thousands of Reais					2015
Assets	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Money market investments (note 4)			̶	̶	̶
Loans and receivables: Loans and amounts due from credit institutions (note 5)			̶	̶	̶
Loans and advances to customers (note 9)			̶	̶	̶
Total	̶	̶	̶	̶	̶

ii) Financial liabilities measured at other than fair value

The following table presents a comparison of the carrying amounts of the Bank’s financial liabilities measured at other than fair value and their respective fair values at year-end:

Thousands of Reais					2015
Liabilities	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial liabilities at amortized cost Deposits from Bacen and credit institutions (note 16)
Customer deposits (note 17)(*)
Marketable debt securities (note 18)
Subordinated liabilities (note 19)
Debt Instruments Eligible to Compose Capital (note 20)
Other financial liabilities (note 21)
Total	̶	̶	̶	̶	̶

(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

                                 i.            Short-term investments. Short-term investments include interbank deposits and repurchase agreements. The carrying amount is approximated to the fair value.

                               ii.            Loans operations. Fair values are estimated for groups of loans with similar characteristics. The fair value is measured by discounting estimated cash flow using the interest rate of new contracts.

                             iii.            Deposits. The fair value of deposits is calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount is considered to approximate fair value.

                              iv.            Long-term loans. The fair value of long-term loans are estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

The following valuation techniques are used for each Level:

                                 i.            Level 1. Valuations for Level 1 are based on observable information which reflects the public prices (not adjusted) for identical assets or liabilities on active markets.

                               ii.            Level 2. Valuations for Level 2, valuations are based on observable information (other than the prices referred to in relation to Level 1) which includes prices quoted for similar assets or liabilities in active markets, and prices quoted for identical or similar assets or liabilities in markets which are not active.

                             iii.            Level 3. Valuations for Level 3 are generated using proprietary models. Such models are based on interest rate curves generated by financial modelling produced internally within the Bank.

g) Offsetting of Financial Instruments, page F-21

4.	We note your policy with regard to offsetting of financial instruments and that those financial instruments are offset only if you and your subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously. However, we were unable to find the related required disclosures related to offsetting financial assets and financial liabilities as required by IFRS 7 paragraphs 13A through 13F. Please revise your disclosure in future filings accordingly.

Response:

We acknowledge the Staff’s comment and we will revise our disclosure in future filings to present information related to offsetting financial assets and financial liabilities as required by IFRS 7 paragraphs 13A through 13F. In future filings, we intend to provide a presentation of such information in substantially the following format:

g) Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheets at their net amount) only if the Bank and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following tables provide details of financial assets and liabilities that were offset in the consolidated balance sheets as at December 31, 2015:

2015
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net Amount of financial assets presented in the balance sheet
Derivatives
Reverse repurchase agreements
Total	̶	̶	̶

2015
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net Amount of financial liabilities presented in the balance sheet
Derivatives
Reverse repurchase agreements
Total	̶	̶	̶

* * * *

In addition, as requested, we acknowledge that:

·	Santander Brasil is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	Santander Brasil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosures proposed above will be included in our Form 20-F for the year ended December 31, 2015. In addition, we expect to include the information requested in items 2 and 3 above in our interim financial statements as of and for the nine-month period ended September 30, 2015, presented in accordance with IAS 34. If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +55-11 3553-3470.

Banco Santander (Brasil) S.A.

By:	/s/ Angel Santodomingo Martell
Name: Angel Santodomingo Martell
Title: Vice-President Executive Officer

By:	/s/ Carlos Rey de Vicente
Name: Carlos Rey de Vicente
Title: Vice-President Executive Officer

cc:	Jesús Maria Zabalza Lotina, Chief Executive Officer

Mr. Nicholas A Kronfeld, Davis Polk & Wardwell LLP